Via EDGAR

January 31, 2017

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.

Registration Statement on Form S-1

File No. 333-215363

Ladies and Gentlemen:

On behalf of Ramaco Resources, Inc., and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on February 2, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Ramaco Resources, Inc.

January 31, 2017

Very truly yours,

RAMACO RESOURCES, INC.

By:	/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Executive Chairman

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.